                                   RULE 14f-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

              INFORMATION PROVIDED PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 SKYGIVERS, INC.


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                                 MARCH 28, 2001


         This report is provided by the Board of Directors of SKYGIVERS, INC., a Nevada corporation (the "Company"), to the holders of Common Stock, $.0001 par value per share, of the Company (the "Common Stock"), in connection with the merger of a wholly owned subsidiary of the Company, IMA Acquisition, Inc, a Delaware corporation, with and into IMOJO, Inc., a Delaware corporation ("IMOJO"), with IMOJO being the surviving corporation in the merger (the "Acquisition"). As one of the conditions of the Acquisition, the following persons will be appointed by the present board member to serve on the board of directors of the Company: Steven A. Cantor (Chairman) and Corey J. Morrison.

         This appointee will constitute a majority of the members of the board of directors following the Acquisition.

         This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

         This report is first being made available to stockholders on or about March 28, 2001.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table lists, as of March 26, 2001, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.



Title of                                          Amount and Nature of          Percentage of Class
Class             Name and Address of             Beneficial Ownership          Beneficial Ownership
--------          -------------------             --------------------          --------------------
Common            Carol Fitzgerald (1)               65,000,030 (2)                     16%
                  165 Main Street                    Direct
                  Penn Yan, NY 14527




Title of                                          Amount and Nature of          Percentage of Class
Class             Name and Address of             Beneficial Ownership          Beneficial Ownership
--------          -------------------             --------------------          --------------------
Common            Officers and Directors                       Direct                            16%
                  as a Group: 1 person

(1) Sole officer (President) and director of the Company.
(2) In connection with the Acquisition, 40,000,000 shares held by Ms. Fitzgerald will be redeemed by the Company.

                             PRIOR CHANGE IN CONTROL

         On November 15, 2001, pursuant to an Agreement and Plan of Reorganization dated October 16, 2000, Carol Fitzgerald received 7,008,895 shares of the Company"s common stock which were later converted into 65,000,030 shares of the Common Stock after giving effect to a 48.214457 forward stock split and other transactions. A more detailed discussion of these transactions can be found in the Company's earlier filings on Form 8-K filed on November 29, 2000 and Form 8-K/A filed on January 29, 2001.

                             DIRECTORS AND OFFICERS

         PRESENT OFFICERS AND DIRECTORS. Ms. Fitzgerald, the sole officer (President) and director of the Company, has not received any compensation for her services since she joined the Company as a director and officer in November of 2000; however, pursuant to a separate agreement, in connection with the Acquisition, Ms. Fitzgerald is to receive up to a total of $50,000, a portion of which may be paid, at the Company's option, by the issuance of shares of Common Stock of the Company.

          The Board of Directors has not established any standing committees or subcommittees. All of the current directors were directors as of the close of the last fiscal year.

         The following person currently serves as the sole officer and director of the Company:

         Carol Fitzgerald


         NOMINEES. As of March 26, 2001, there are 416,517,427 shares of the Company"s Common Stock issued and outstanding. The following persons will be appointed to serve as directors of the Company upon consummation of the Acquisition in accordance with the Company"s Bylaws. Under the Bylaws, no shareholder approval is required.

         The nominees are as follows:

         Corey J. Morrison

         Steven A. Cantor


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


         The background information on the nominee is as follows:

         Corey J. Morrison, 24 years old, is the co-founder and Chief Executive Officer of IMOJO where he has served since 1999. IMOJO is presently a group of five technology companies targeting deficiencies in multiple industries. From 1995 to 1998, Mr. Morrison was Senior Research Analyst and a technology investment advisor with SAC Consulting Group, Ltd., a consulting firm specializing in providing financial planning services for technology investments.

         Steven A. Cantor, 43 years old, Chairman of the Board and Co-founder. Since inception, Mr. Cantor has been the Chairman of the Board of IMOJO, Inc. From 1995 to 1998, he was a financier and investor and CEO of SAC Consulting Group, Ltd., a consulting firm specializing in providing financial and strategic planning services for technology investments. Previously, Mr. Cantor was a successful entrepreneur and the founder and CEO of Vasomedical Inc. (NASDAQ: VASO), developer of an innovative heart disease device used in prestigious medical centers around the world such as The Mayo Clinic, and The Miami Heart Institute.

         In connection with the Acquisition, Carol Fitzgerald is expected to resign as an officer and director of the Company.

                COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES

                              EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company"s directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company"s knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31, 2001.


                           SkyGivers, Inc.

                           By Order of the Board of Directors



                           Carol Fitzgerald
                           President and Sole Director






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